

07000848

SECU[illegible] [illegible]SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 Wolf Road
(No. and Street)

Albany (City) NY (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Reid 518-458-7445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grogan & Stufflebeam, CPAs LLP
(Name – *if individual, state last, first, middle name*)

12 Avis Drive, Suite 18 (Address) Latham (City) NY (State) 12110 (Zip Code)


SEC MAIL
RECEIVED
FEB 1 6 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert b. Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reid & Associates, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOANNE M. BLEAU
Notary Public State of New York
No. 5011164 Certified in Albany County
Commission Expires 4-12-07

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(X) Independent auditors' report on internal controls.

REID AND ASSOCIATES, LLC.

(S.E.C. ID No. 8-43350)

STATEMENT OF FINANCIAL CONDITION

AT DECEMBER 31, 2006

AND OPINION OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

AND SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

This report is filed as a public document in accordance with Rule 17a-5(e)(3). The financial statements and supplemental report on internal accounting control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a confidential document.

TABLE OF CONTENTS

GROGAN & STUFFLEBEAM, LLP

MARY W. GROGAN, CPA
RICHARD A. STUFFLEBEAM, CPA

PATRICK MARTIN, CPA
RUTH R. WARREN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
12 AVIS DRIVE, SUITE 18
LATHAM, NEW YORK 12110

(518) 785-5050
FAX (518) 785-5051
WWW.CPAGS.COM

INDEPENDENT AUDITORS' REPORT

To the Members
Reid and Associates, LLC.
Albany, New York

We have audited the accompanying statement of financial condition of Reid and Associates, LLC., as of December 31, 2006, and 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reid and Associates, LLC., as of December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America. Furthermore, it is our opinion that the assessments paid to the Securities Investor Protection Corporation were determined fairly and in accordance with applicable instructions and forms.



February 4, 2007

Grogan & Stufflebeam, CPA's LLP.

REID AND ASSOCIATES, LLC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
CURRENT ASSETS		
Cash and cash equivalents - Notes 1 and 2	$ 81,660	$ 43,790
Commissions receivable	12,195	25,867
Securities owned - marketable, at market value - Note 3	154,264	196,321
Prepaid expenses	3,660	4,352
Total current assets	251,779	270,330
FIXED ASSETS - Note 4		
Land	-	80,507
Building and improvements	-	132,663
Office equipment	73,941	73,941
Vehicles	50,016	50,016
Total	123,957	337,127
Less: Accumulated depreciation	96,301	192,133
Net fixed assets	27,656	144,994
Total assets	$ 279,435	$ 415,324

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Employee payroll withholdings and taxes payable	$ 1,549	$ 1,563
Accrued expenses	6,164	12,209
Current portion of long-term debt - Note 8	3,912	9,402
Total current liabilities	11,625	23,174
LONG-TERM LIABILITIES		
Notes Payable - Note 8	1,334	5,248
Total liabilities	12,959	28,422
MEMBERS' EQUITY	266,476	386,902
Total liabilities and members' equity	$ 279,435	$ 415,324

GROGAN & STUFFLEBEAM, LLP

MARY W. GROGAN, CPA
RICHARD A. STUFFLEBEAM, CPA

PATRICK MARTIN, CPA
RUTH R. WARREN, CPA

CERTIFIED PUBLIC ACCOUNTANTS
12 AVIS DRIVE, SUITE 18
LATHAM, NEW YORK 12110

(518) 785-5050
FAX (518) 785-5051
WWW.CPAGS.COM

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Reid and Associates, LLC.
Albany, New York

In planning and performing our audit of the financial statements of Reid and Associates, LLC., for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Reid and Associates, LLC., that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

Reid and Associates, LLC., is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the *internal control structure* that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition *in which the* design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Reid and Associates, LLC.'s, practices and procedures were adequate at December 31, 2006, to meet the Commission's *objectives.*

This report is intended solely for the use of management and the Securities and Exchange Commission, the New York State Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



February 4, 2007

Grogan & Stufflebeam, CPA's LLP.

END